UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Hyperdynamics Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

         448954206

(CUSIP Number)

                         June 5, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448954206

1)	Name of Reporting Person
Pacific Drilling S.A.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3)	SEC Use Only

4)	Citizenship or Place of Organization

Luxembourg

Number of	(5) Sole Voting Power
Shares
Beneficially	0 shares
Owned by
Each Reporting	(6) Shared Voting Power
Person
With:	5,362,382 shares*

(7) Sole Dispositive Power

0 shares

(8) Shared Dispositive Power

5,362,382 shares*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

5,362,382 shares*

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)

[ ]

11)	Percent of Class Represented by Amount in Row (9)

18.6%**

12)	Type of Reporting Person (See Instructions)

OO

* Consists of 3,307,586 shares of common stock and warrants to purchase 2,054,796 shares of common stock beneficially owned by Pacific Drilling Operations Limited, a wholly-owned subsidiary of Pacific Drilling S.A (“PDOL”). This amount includes (i) 567,859 shares of common stock issued to PDOL in consideration for entering into Amendment No. 1 to the Offshore Drilling Contract with Hyperdynamics Corporation, and (ii) 2,739,717 shares of common stock and warrants to purchase 2,054,796 shares of common stock issued to PDOL as payment of a portion of our anticipated revenues due under the Offshore Drilling Contract in excess of our costs. Beneficial ownership is determined in accordance with Rule 13d-3 under the Act.

**Calculated as provided in Rule 13d-3 under the Act based on 26,775,142 outstanding shares of common stock of Hyperdynamics Corporation as disclosed in its Amendment to Form S-1, filed with the Securities and Exchange Commission on June 7, 2017, plus an additional 2,054,796 shares of common stock subject to issuance upon exercise of the warrants held by PDOL.

CUSIP No. 448954206

1)	Name of Reporting Person
Pacific Drilling Operations Limited

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3)	SEC Use Only

4)	Citizenship or Place of Organization

British Virgin Islands

Number of	(5) Sole Voting Power
Shares
Beneficially	0 shares
Owned by
Each Reporting	(6) Shared Voting Power
Person
With:	5,362,382 shares*

(7) Sole Dispositive Power

0 shares

(8) Shared Dispositive Power

5,362,382 shares*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

5,362,382 shares*

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)

[ ]

11)	Percent of Class Represented by Amount in Row (9)

18.6%**

12)	Type of Reporting Person (See Instructions)

OO

* Consists of 3,307,586 shares of common stock and warrants to purchase 2,054,796 shares of common stock beneficially owned by Pacific Drilling Operations Limited, a wholly-owned subsidiary of Pacific Drilling S.A (“PDOL”). This amount includes (i) 567,859 shares of common stock issued to PDOL in consideration for entering into Amendment No. 1 to the Offshore Drilling Contract with Hyperdynamics Corporation, and (ii) 2,739,717 shares of common stock and warrants to purchase 2,054,796 shares of common stock issued to PDOL as payment of a portion of our anticipated revenues due under the Offshore Drilling Contract in excess of our costs. Beneficial ownership is determined in accordance with Rule 13d-3 under the Act.

**Calculated as provided in Rule 13d-3 under the Act based on 26,775,142 outstanding shares of common stock of Hyperdynamics Corporation as disclosed in its Amendment to Form S-1, filed with the Securities and Exchange Commission on June 7, 2017, plus an additional 2,054,796 shares of common stock subject to issuance upon exercise of the warrants held by PDOL.

Item 1(a)		Name of Issuer:

Hyperdynamics Corporation

Item 1(b)		Address of Issuer’s Principal Executive Offices:

12012 Wickchester Lane Suite 475 Houston, Texas 77079

Item 2(a)		Name of Persons Filing:

1. Pacific Drilling S.A. (“PDSA”) 2. Pacific Drilling Operations Limited (“PDOL”

Item 2(b)		Address of Principal Business Office:

	1. PDSA:	8-10, Avenue de la Gare
L-1610 Luxembourg
	2. PDOL:	11700 Katy Freeway, Suite 175
Houston, Texas 77079

Item 2(c)		Citizenship:

1. PDSA: Luxembourg 2. PDOL: British Virgin Islands

Item 2(d)		Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e)		CUSIP Number:

448954206

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.		Ownership:

(a) Amount Beneficially Owned

1. PDSA: 5,362,382 shares 2. PDOL: 5,362,382 shares

(b) Percent of Class

1. PDSA: 18.6% 2. PDOL: 18.6%

(c) Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

1. PDSA: 0 shares 2. PDOL: 0 shares

(ii) Shared power to vote or to direct the vote

1. PDSA: 5,362,382 shares 2. PDOL: 5,362,382 shares

(iii) Sole power to dispose or to direct the disposition of

1. PDSA: 0 shares 2. PDOL: 0 shares

(iv) Shared power to dispose or to direct the disposition of

1. PDSA: 5,362,382 shares 2. PDOL: 5,362,382 shares

Item 5.

Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [      ].

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

The securities reported in this Schedule 13G are held by Pacific Drilling Operations Limited (“PDOL”), a wholly-owned subsidiary of Pacific Drilling S.A. (“PDSA”). PDOL and PDSA may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, PDOL and PDSA expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. PDOL and PDSA expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2017	Pacific Drilling S.A.
	By:	/s/ Chris Beckett
	Name:	Chris Beckett
	Title	CEO

Date: June 14, 2017	Pacific Drilling Operations Limited
	By:	/s/ Chris Beckett
	Name:	Chris Beckett
	Title	President

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock and warrants to purchase common stock of Hyperdynamics Corporation, and that this Agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of June, 2017.

Date: June 14, 2017	Pacific Drilling S.A.
	By:	/s/ Chris Beckett
	Name:	Chris Beckett
	Title	CEO

Date: June 14, 2017	Pacific Drilling Operations Limited
	By:	/s/ Chris Beckett
	Name:	Chris Beckett
	Title	President

A-1